The Steward Funds have been named as defendants and as putative members of a proposed defendant class in Kirschner v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (the "FitzSimons action") and Deutsche Bank Trust Co. Americas v. Employees Retirement Fund of the City of Dallas, Texas, No. 11-9568 (S.D.N.Y.) (the "Deutsche Bank action") as a result of the sale by Steward Large Cap Enhanced Index Fund (then known as Steward Domestic All-Cap Equity Fund) and Steward Multi- Manager Equity Fund (a fund that is no longer in existence) of their shares in the Tribune Company ("Tribune") in a 2007 leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. Both lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the "MDL Proceeding"). None of these lawsuits alleges any wrongdoing on the part of the Steward Funds. On September 23, 2013, the Court granted the defendants' motion to dismiss the Deutsche Bank action on the basis that the plaintiffs lacked standing. Both sides appealed the decision to the U.S. Court of Appeals for the Second Circuit. On March 29, 2016, the U.S. Court of Appeals for the Second Circuit issued its opinion on the appeal of the Deutsche Bank action and other similar Tribune-related lawsuits. The appeals court affirmed the district court's dismissal of those lawsuits, but on different grounds than the district court. The appeals court held that while the plaintiffs have standing under the U.S. Bankruptcy Code (which was the basis for the district court's dismissal), their claims were preempted by Section 546(e) of the Bankruptcy Code - the statutory safe harbor for settlement payments. On April 12, 2016, the plaintiffs in those actions filed a motion seeking an en banc hearing before the appeals court. On July 22, 2016, the appeals court denied the petition. On September 9, 2016, the plaintiffs filed a petition for writ of certiorari in the U.S. Supreme Court challenging the Second Circuit's decision that the safe harbor of Section 546(e) applied to their claims. The shareholder defendants, including the Steward Funds, filed a joint brief in opposition to the petition for certiorari on October 24, 2016. The plaintiffs filed a reply in support of the petition on November 4, 2016. The Supreme Court has not yet granted or denied the petition for certiorari.

On May 23, 2014, the defendants ?led motions to dismiss the Fifth Amended Complaint in the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law. On January 6, 2017, the United States District Court for the Southern District of New York granted the shareholder defendants' motion to dismiss the intentional fraudulent conveyance claim in the FitzSimons action. The court also denied plaintiff's request to amend the complaint. The court concluded that the plaintiff failed to plead facts showing that the Independent Directors of Tribune possessed actual intent to hinder, delay, or defraud Tribune's creditors through the LBO. It also declined to impute the alleged fraudulent intent of certain officers to the corporation. While the District Court's order granting the motion to dismiss is not immediately appealable, the plaintiff has asked the Court to direct entry of a final judgment in order to make the order immediately appealable. On February
23, 2017, the Court issued an order stating that it intends to permit an interlocutory appeal of the dismissal order, but will wait to do so until it has resolved outstanding motions to dismiss filed by other defendants.

On October 30, 2017, the Steward Funds entered into a Settlement Agreement related to these matters. A payment of $24,949.20 was made to dismiss all claims against the Steward Funds associated with these matters. The plaintiff's Notice of Voluntary Dismissal was executed on November 6, 2017.